UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                             April 7, 2020

  By E-Mail

  Michael Vesey
  Chief Financial Officer
  Wayside Technology Group, Inc.
  4 Industrial Way West, 3rd Floor
  Eatontown, New Jersey 07724

           Re:     Wayside Technology Group, Inc.
                   Preliminary Proxy Statement
                   Filed on March 31, 2020
                   File No. 000-26408

  Dear Mr. Vesey:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

  Preliminary Proxy Statement

  1. Please file a form of your proxy card.

  Proposal 1. Election of Directors, page 25

  2. Please provide the business experience for Mr. Bryant during the past five years.

  Potential Payments Upon Termination or Change in Control, page 39

  3. Revise your disclosure to state whether the election of the N&W Group nominees would result in a change of control under the employment and severance agreements.

  4. On a related note, disclose in an appropriate place in your proxy statement whether the election of the N&W Group nominees would have other effects on the company, such as
 Michael Vesey
Wayside Technology Group, Inc.
April 7, 2020
Page 2

      acceleration of vesting of options or warrants, acceleration of outstanding debt, or the need to obtain waivers or consents from counterparties in any agreement.

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

         Please direct any questions to me at (202) 551-3619.

                                                                Sincerely,

                                                                /s/ Daniel F.
Duchovny
                                                                Daniel F.
Duchovny
                                                                Special Counsel
                                                                Office of
Mergers and Acquisitions

cc:      Lawrence Elbaum, Esq.
         Vinson & Elkins LLP